Exhibit 77C to FFTW Funds, Inc.'s NSAR-A.

Item 77C-  Matters Submitted to a Vote of
Security Holders

On January 21, 1997 the following actions were taken by shareholders:
a) The sole shareholder of the Broad Market
Portfolio, U.S. Treasury Portfolio, Money
Market Portfolio, Emerging Markets
Portfolio, Inflation-Indexed Portfolio,
and Inflation-Indexed Hedged Portfolio,
(collectively the "Portfolios") approved the Advisory Agreements between the
Portfolios and Fischer Francis Trees &
Watts, Inc. (the "Adviser"),;

b) The sole shareholder for the Emerging
Markets Portfolio, Inflation-Indexed
Portfolio, and Inflation-Indexed Hedged of the FFTW Funds, Inc., approved the Sub-
Advisory Agreements between Fischer Francis
Trees & Watts (the "Sub-Adviser") and the
Adviser.